EXHIBIT 99.1

Annual General Meeting of Common Shares of
TransCanada Corporation (“TransCanada”)

May 2, 2014

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 11 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	340,352,665	99.80	667,571	0.20
Derek H. Burney	340,086,044	99.73	934,222	0.27
Paule Gauthier	340,050,098	99.72	970,169	0.28
Russell K. Girling	340,122,398	99.74	897,869	0.26
S. Barry Jackson	339,899,220	99.67	1,121,029	0.33
Paula Rosput Reynolds	339,076,515	99.43	1,943,752	0.57
John Richels	332,507,464	97.50	8,512,803	2.50
Mary Pat Salomone	339,022,297	99.41	1,997,970	0.59
D. Michael G. Stewart	340,433,367	99.83	586,881	0.17
Siim A. Vanaselja	339,898,687	99.67	1,121,579	0.33
Richard E. Waugh	340,375,952	99.81	644,327	0.19

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
348,531,995	97.78	7,902,776	2.22

3. Acceptance of Company’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, the Company’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
321,516,009	94.28	19,502,086	5.72